UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about contract with Unigel

—

Rio de Janeiro, February 5, 2024 – Petróleo Brasileiro S.A. – Petrobras, in continuity with the announcements of 06/06/2023, 23/06/2023 and 29/12/2023, clarifies that the contract with Unigel Participações S.A. (Unigel), signed on 29/12/2023, stems from the understandings initiated on 06/06/2023 (nondisclosure agreement), and is in line with the Company's Strategic Plan 2024-2028 regarding the return to the production and sale of fertilizers.

The contract for industrialization to order (tolling), signed on 29/12/2023, is still in force and the company reiterates that all contracts and projects are drawn up and executed in accordance with all the company's governance standards and requirements, decision-making hierarchy, and operational responsibility.

The contract with Unigel for the service of processing Petrobras' gas as a raw material and delivering/marketing fertilizers for the contractor, in the form of a tolling agreement, does not represent a definitive and autonomous undertaking. It is a provisional measure that allows the plants located in Sergipe and Bahia (which belong to Petrobras) to continue operating for a provisional eight months, while the contractors engage in the first phase towards a definitive, profitable and viable solution for supplying these products to the Brazilian market.

The need to supply the domestic market has been widely reiterated, and the reorganization of its operations in the fertilizer segment is provided for in the company's 2024-2028 Strategic Plan.

Petrobras' business strategies ensure that our resources are spent at the right time and on the right assets, in order to guarantee the highest return on invested capital, in a safe and sustainable manner. Finally, Petrobras will provide all technical clarifications and justifications to the TCU within the required timeframe.

Material facts will be disclosed to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer